Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

January 30, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Inspire Pharmaceuticals, Inc.
Registration Statement on Form S-3 (No. 333-147733)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Inspire Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:00 P.M., Eastern Standard Time, on January 31, 2008, or as soon thereafter as possible. Until such time as it becomes effective, the Registration Statement will continue to be subject to the delaying amendment set forth therein.

In connection with the acceleration of the Registration Statement, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the acceleration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Edward Bromley of Reed Smith LLP, at (609) 987-0050.

Very truly yours, Inspire Pharmaceuticals, Inc.

By:	/s/ Christy L. Shaffer
Christy L. Shaffer, President and Chief Executive Officer

cc: Edward P. Bromley III